We are withdrawing our offering statement. We can file a Form C/A if needed for the amount we are raising. Netcapital isn't a registered broker-dealer but a funding portal. They are anticipated to get their broker's license potentially later on. This was not fully known by all of Riemann Computing Inc. at the time of the filing. Any material events so far could substitute an amendment to the Form C filing. Worth noting, unless more than $5 million is needing to be raised, a Reg A doesn't need to be filed for an offering this small. Also, worth noting is that a Reg A Tier 2 should have been filed, not Tier 1. If this was to be filed in the future, the shareholder's agreement would likely be the standard shareholder or voter rights agreement by Riemann Computing Inc. A Reg A offering is yet to be determined. A change in price isn't yet expected to occur at the moment, unless filed.